EMISSION DIFFERENTIALS LTD.

We’re becoming the web-based emission credit trading platform

April 19, 2007

MAIL STOP 3720

Mr. Larry Spirgel, Assistant Director

Ms. Sharon Virga, Senior Staff Accountant

U.S. Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Faxed to: 202-772-9205

RE:   Emission Differentials Ltd. (“Registrant”)

Form 20-F for Fiscal Year Ended April 30, 2006

Filed August 28, 2006

File Number 0-51778

Dear Mr. Spirgel and Ms. Virga:

In response to your comments dated January 18, 2007, the Company herewith respectfully responds to your enumerated paragraphs, as follows:

General

1. The file number has been amended consistent with your comment.

Financial Statements

2. The financial statements have been revised to present the number of periods required under Item 8 of Form 20-F.

3. U.S. Dollars are used throughout the presentation of the financial statements.

Balance Sheet, page F-3

4. The Articles of Incorporation for the Company, as filed in the Province of Alberta, Canada, authorize the corporation to issue an unlimited number of Class A Common Shares.

If you have any further questions or comments regarding this filing, please do not hesitate to contact me.

Very truly yours,

/s/ Steve Turcotte

Steve Turcotte

C.E.O. and Director

cc:   Michael J. Morrison, Esq.

      Clinton F. Bateman, CPA

101, 435 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3A8 T: 403-265-3030 F: 403-265-3032